UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-32500

TRX GOLD Corporation

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 403

Oakville, Ontario Canada L6J 6J3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Approval of Continuance.

On March 27, 2025, the Registrar of Companies, British Columbia approved TRX Gold Corporation’s (the “Corporation’s”) continuance from the Business Corporations Act (Alberta) to the Business Corporations Act (British Columbia).

Attached and as filed as Exhibit 3.1 is the Corporation’s Articles as filed with the Registrar of Companies, Province of British Columbia Canada.

Incorporation by Reference

The information set forth under “Approval of Continuance” in this report on Form 6-K, including Exhibit 3.1, is hereby incorporated by reference into the Corporation’s Registration Statement on Form F-10 as filed on December 18, 2024, and amended on January 14, 2025, and declared effective on January 21, 2025 (No. 333-283907), on Form F-3 (Nos. 333- 252876 and 333-255526), and on Form S-8 (No. 333-234078).

Regulation FD Disclosure.

On March 31, 2025, the Corporation issued a press release, the full text of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information reported under the description of Regulation FD Disclosure, including Exhibit 99.1, is being “furnished” and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

3.1	Articles

99.1	Press Release - TRX Gold Reports Continuance into the Province of British Columbia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

By:	/s/ Michael Leonard
Michael Leonard, Chief Financial Officer

Date: March 31, 2025

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